UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

3 May 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

3 May 2012

Interim management statement for the nine months ended 31 March 2012

Strong sales growth continues: 6% organic net sales growth in Q3

In the quarter ended 31 March 2012, Diageo delivered 6% organic net sales growth with 3% organic volume growth and 3ppts price/mix against last year. In the nine months ended 31 March 2012 organic net sales growth was 7% with volume up 3%, which is in line with the performance in the first half of the 2012 fiscal year.

Organic net sales growth, by region, for the nine month period was:

•	North America 5%
•	Europe (1)%
•	Africa 12%
•	Latin America and Caribbean 18%
•	Asia Pacific 10%

Reported net sales grew 11% in the quarter ended 31 March 2012 and 9% in the nine months ended 31 March 2012, both against the comparable prior period. Reported net sales grew faster than organic sales mainly due to the acquisitions of Mey Icki, Serengeti Breweries and Meta Abo Breweries.

Net assets were £6,001 million at 31 March 2012, compared with £6,098 million at 31 December 2011. Net borrowings were £8,387 million at 31 March 2012 having been £8,295 million at 31 December 2011.

Foreign exchange movements, primarily the weakness of the US $, are currently expected to have an adverse impact on operating profit for the year ending 30 June 2012 of approximately £25 million.

Paul Walsh, Chief Executive of Diageo commented:

‘Trading in the third quarter remained strong with the year to date performance in line with the first half and our expectations.

‘The performance of our premium and super premium brands continues to drive growth in North America. Volume in the quarter grew as we lapped a weak volume performance in the prior year when Diageo reduced discounts in US spirits. In Europe, Q3 performance was in line with Q2. Despite strong performance in markets such as Germany, we remain cautious for the outlook in Western Europe. In Africa, a strong performance in East Africa more than offset a low single digit decline in Nigeria. In Latin America, while consumer trends continue to be robust, Q3 was adversely impacted by changes in shipment patterns year on year, which are expected to reverse in the fourth quarter. In Asia Pacific, our premiumisation strategy in Scotch in the emerging Asian markets continues to deliver double digit growth and therefore, while in Australia and North Asia consumer trends are weaker, the year to date performance is in line with the first half.

‘Our year to date performance continues to demonstrate that Diageo is well positioned with our balance of businesses across categories and with a large and increasing presence in the faster growing emerging markets. We remain confident that the investments we have made and the changes we have implemented to our operating model will continue to drive improving performance.’

Reporting Dates

The Preliminary Results for the year ending 30 June 2012 will be announced on 23 August 2012. Diageo will issue the first interim management statement for the year ending 30 June 2013 on 17 October 2012. The Interim Results for that year will be announced on 31 January 2013 and the Preliminary Results for the year ending 30 June 2013 will be announced on 31 July 2013. Diageo will issue the interim management statement for the nine months ending 31 March 2013 on 25 April 2013.

ENDS

Contacts

Investor enquiries to:	Agnes Bota	+36 1 580 1022
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528
	Kirsty King	+44 (0) 20 8978 6855
media.comms@diageo.com

Editor notes

Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 3 May 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary